U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                            SEC File Number: 000-28330
                                            CUSIP Number: ______________

(Check One) Form 10-K [X]  Form 20-F [ ]  Form 10-Q [ ]   Form N-SAR [ ]

For Period Ended:   December 31, 2002
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               [ ] Transition  Report  on Form  10-K
               [ ] Transition  Report  on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended:
                                                        _____________

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         Nothing in this form shall be construed to imply that
         the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:      TalkVisual Corporation

Former Name if Applicable:    Legacy Software

Address of Principal Executive Office (Street and Number):

                            3550 Biscayne Blvd, Suite 704

City, State, Zip Code:      Miami, Florida  33137

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PART II - RULES 12b-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant has experienced delays in obtaining certain financial data and other information required to complete the filing. Such data and information could not have been made available without unreasonable effort and expense, and additional time will be needed for proper preparation and review of the company's annual report.
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PART IV - OTHER INFORMATION
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(1) Name and telephone number of person to contract in regard to this notification:

              Jay Ostrow                            305-572-0575
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                (Name and Title)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act or 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Explanation: The ompany experienced significant change in the results of operation compared to the corresponding period for the last fiscal year. Revenues increased $2,190,637 to $7,409,593 in 2002. Net loss decreased $5,653,688 to $3,031,074 in 2002.


                         TALK VISUAL CORPORATION
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                    By:     /S/ HARLEY L. ROLLINS
 Date:    March 28, 2002                   ------------------------------
         --------------------       Name:       HARLEY L. ROLLINS
                                                President, CEO


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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